                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended October 3, 1999



                               MADGE NETWORKS N.V.



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F         X         Form 40-F
                        ----------------             ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                  No         X
                      ----------------    ----------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-        N.A.
                      ----------------


                               Page 1 of 29 Pages
                        Exhibit Index Appears on Page 23.

                               MADGE NETWORKS N.V.

                                    Form 6-K

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Financial Information:*

Condensed Consolidated Balance Sheets as of  September 30, 1999
(unaudited) and December 31, 1998                                             3

Condensed Consolidated Statements of Operations for the three month
periods ended September 30, 1999 and 1998 (unaudited)                         4

Condensed Consolidated Statements of Operations for the
nine month periods ended September 30, 1999 and 1998 (unaudited)              5

Condensed Consolidated Statements of Cash Flows for the
nine month periods ended September 30, 1999 and 1998 (unaudited)              6

Notes to Condensed Consolidated Financial Statements                          7

Management's Discussion and Analysis of Financial Condition and

Results of Operations                                                        10

Legal Proceedings                                                            16

Risk Factors                                                                 17

Signatures                                                                   22

Exhibit Index                                                                23

Exhibit A-- Third Quarter Press Release                                      24



--------------------
* The Company's fiscal year ends on December 31 of each year. For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, the Company operates on the basis of thirteen week financial quarters.

MADGE NETWORKS N.V.
Condensed Consolidated Balance Sheets

 (in thousands)


                                                                 (Unaudited)
                                                                SEPTEMBER 30,     DECEMBER 31,
                                                              ----------------  ----------------
                                                                    1999             1998
                                                              ----------------  ----------------
ASSETS
Current assets:
      Cash and cash equivalents                                  $  47,341         $ 130,494
      Restricted cash                                               10,500              --
      Accounts receivable, net of allowances for doubtful
      accounts of  $2,568 at September 1999 and
       $2,604 at December 1998
                                                                    38,241            38,966
Inventories:
      Raw materials                                                  1,637             3,114
      Finished goods                                                14,765             8,360
                                                                 ---------         ---------
                                                                    16,402            11,474

Current deferred tax assets                                             47                51
Prepaid expenses and other current assets                           10,746            13,833
                                                                 ---------         ---------
      Total current assets                                         123,277           194,818

Property and equipment, net                                         43,597            26,215
Intangible assets, net                                              54,253              --
Investments                                                           --               3,624
Non-current deferred tax assets                                       --                 335
                                                                 =========         =========
Total Assets                                                     $ 221,127         $ 224,992
                                                                 =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Short-term borrowing                                       $  10,872         $   1,633
      Accounts payable and accrued liabilities                      67,701            48,282
      Other accrued liabilities                                     45,317            42,379
      Income taxes payable                                          16,413            13,228
      Current portions of lease obligations                          3,520             2,178
                                                                 ---------         ---------
      Total current liabilities                                    143,823           107,700

Long-term liabilities and lease obligations                          3,324               899
                                                                 ---------         ---------
      Total Liabilities                                            147,147           108,599

Shareholders' equity:
Common shares                                                       23,295            25,182
Additional paid-in capital                                         112,645           123,658
Treasury stock                                                      (2,751)          (10,703)
Accumulated deficit                                                (51,681)          (16,624)
Accumulated other comprehensive income                              (7,528)           (5,120)
                                                                 ---------         ---------
Total shareholders' equity                                          73,980           116,393

                                                                 =========         =========
Total Liabilities and Shareholders' Equity                       $ 221,127         $ 224,992
                                                                 =========         =========


                             See accompanying notes



MADGE NETWORKS N.V.
Condensed Consolidated Statements of Operations                 THREE MONTHS ENDED
 (Unaudited)(in thousands)                                         SEPTEMBER 30,
                                                              1999             1998
                                                        --------------     ------------
Net sales:
Continuing                                                  $ 42,193         $ 60,080
Discontinued                                                    --             10,103
                                                            --------         --------
                                                              42,193           70,183
Cost of sales:
Continuing                                                    26,079           28,626
Discontinued                                                    --              4,943
                                                            --------         --------
                                                              26,079           33,569

                                                            --------         --------
Gross profit                                                  16,114           36,614

Operating expenses:
Sales and marketing:
Continuing                                                    18,262           15,764
Discontinued                                                    --              5,045
                                                            --------         --------
                                                              18,262           20,809
Research and development:
Continuing                                                     8,001            8,388
Discontinued                                                    --              3,642
                                                            --------         --------
                                                               8,001           12,030
General and administrative:
Continuing                                                     5,331            5,868
Discontinued                                                    --                538
                                                            --------         --------
                                                               5,331            6,406

Special (Gain)                                                  --            (34,837)

                                                            --------         --------
Total operating expenses                                      31,594            4,408

                                                            --------         --------
(Loss) income from operations                                (15,480)          32,206

Net interest income                                              377            1,396

                                                            --------         --------
(Loss) income before income taxes                            (15,103)          33,602

Provision  (benefit) for income taxes                            127              536

Exceptional Charges                                            1,212            5,226

                                                            ========         ========
Net (loss) income                                           $(16,442)        $ 27,840
                                                            ========         ========

Net (loss) income per share
      Basic                                                 $  (0.41)        $   0.62
      Diluted                                               $  (0.41)        $   0.61

Shares used in computing net (loss) income per share
      Basic                                                   40,095           45,136
      Diluted                                                 40,095           45,344

                             See accompanying notes

MADGE NETWORKS N.V.
Condensed Consolidated Statements of Operations
(Unaudited) (in thousands)


                                                                               NINE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                                                            1999              1998
                                                                         ------------     ------------
Net sales:
Continuing                                                                $ 144,349         $ 189,039
Discontinued                                                                   --              59,016
                                                                          ---------         ---------
                                                                            144,349           248,055
Cost of sales:
Continuing                                                                   83,997            94,312
Discontinued                                                                   --              29,434
                                                                          ---------         ---------
                                                                             83,997           123,746

                                                                          ---------         ---------
Gross profit                                                                 60,352           124,309

Operating expenses:
Sales and marketing:
Continuing                                                                   53,792            46,851
Discontinued                                                                   --              17,472
                                                                          ---------         ---------
                                                                             53,792            64,323
Research and development:
Continuing                                                                   26,371            26,769
Discontinued                                                                   --              12,007
                                                                          ---------         ---------
                                                                             26,371            38,776
General and administrative:
Continuing                                                                   15,515            13,747
Discontinued                                                                   --               4,008
                                                                          ---------         ---------
                                                                             15,515            17,755

Special (gain)                                                                 --             (34,837)

                                                                          ---------         ---------
Total operating expenses                                                     95,678            86,017

                                                                          ---------         ---------
(Loss) income from operations                                               (35,326)           38,292

Net interest income                                                           2,035             1,711

                                                                          ---------         ---------
(Loss) income before income taxes                                           (33,291)           40,003

Provision for income taxes                                                      529             2,002

Exceptional Charges                                                           1,237             5,226
                                                                          =========         =========
Net (loss) income                                                         $ (35,057)        $  32,775
                                                                          =========         =========

Net (loss) income per share
      Basic                                                               $   (0.86)        $    0.72
      Diluted                                                             $   (0.86)        $    0.72

Shares used in computing net (loss) income per share
      Basic                                                                  40,747            45,529
      Diluted                                                                40,747            45,309

                             See accompanying notes

MADGE NETWORKS N.V.
Condensed Consolidated Statements of Cash Flows
 (Unaudited) (in thousands)

                                                                                    NINE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                                              -----------------------------
                                                                                  1999             1998
                                                                              -----------       ------------
Cash flows from operating activities:
    Net (loss) income                                                          $ (35,057)        $  32,775
    Adjustments to reconcile net (loss)  income to net cash provided by operating activities:
    Depreciation and amortization                                                  9,758            16,173
    (Profit) Loss on sale of fixed assets/subsidiary                                 602           (34,837)

Changes in assets and liabilities:
    Restricted cash                                                              (10,500)             --
    Accounts receivable                                                            3,925            12,399
    Net inventories                                                               (4,714)            8,605
    Prepaid expenses and other current assets                                      6,722             2,420
    Accounts payable                                                              10,377           (33,075)
    Other accrued liabilities                                                     (6,262)           38,451
    Income taxes payable                                                           3,185              (167)
                                                                               ---------         ---------
Net cash (used in) provided by operating activities                              (21,964)           42,744
                                                                               ---------         ---------

Cash flows from investing activities:
    Additions to property and equipment                                          (22,880)          (11,881)
    (Purchase of) Proceeds from sale of subsidiary                               (37,743)           74,946
    Purchase of Olicom Token Ring Business                                       (12,300)             --
    Proceeds from sales of property and equipment                                     21            14,091
                                                                               ---------         ---------
Net cash (used in) provided by investing activities                            $ (72,902)           77,156
                                                                               ---------         ---------

Cash flows from financing activities:
    Proceeds from (repayments of) mortgage and lease obligations                   3,767            (3,290)
    Proceeds from short-term loans                                                 9,239                83
    Repayment of long-term obligations                                              --               5,447
    Repurchase of common shares                                                   (3,457)           (8,724)
    Net proceeds from issue of common shares                                       2,133              --
                                                                               ---------         ---------
Net cash (used in) provided by financing activities                               11,682            (6,484)

                                                                               =========         =========
Net (decrease) increase in cash and cash equivalents                           $ (83,184)        $ 113,416
                                                                               =========         =========

Cash and cash equivalents at the beginning of the period                         130,494            62,106
Effect of exchange rate changes on cash                                               31                (4)
                                                                               ---------         ---------
Cash and cash equivalents at the beginning of the period                         130,525            62,102
(at period-end rate)
                                                                               =========         =========
Cash and cash equivalents at the end of the period                                47,341           175,518
                                                                               =========         =========
Net (decrease) increase in cash and cash equivalents                           $ (83,184)        $ 113,416
                                                                               =========         =========

                             See accompanying notes

Madge Networks N.V.


NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)


1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         The condensed consolidated financial statements include the accounts of Madge Networks N.V. (the "Company"), a company incorporated in The Netherlands, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The condensed consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made. The condensed consolidated balance sheet at December 31, 1998 has been derived from the audited consolidated financial statements at that date.

         The Company's fiscal year ends on December 31 of each year. For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, the Company operates on the basis of thirteen week financial quarters.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1998 included in the Company's 1998 Annual Report on Form 20-F.

         The results of operations for the period ended September 30, 1999 are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

Revenue Recognition

         The Company recognizes revenue from product sales upon shipment of product. Net sales from non-recurring technology licensing or engineering is recognized upon customer acceptance. Software license royalty revenue is recognized upon notification by the licensee that products incorporating the Company's software have been shipped by the licensee.

         The Company, subject to certain limitations, permits some distributors to exchange products or to return products in exchange for credits against future purchases. In addition, in the event that the Company reduces its selling prices, the Company, subject to certain limitations, credits some distributors for the difference between the purchase price of the products remaining in the customer's inventories and the Company's reduced price for such products. An allowance for sales returns and price reduction adjustments is accrued concurrently with the recognition of revenue.

         Contract service revenue is recognized on an accrual basis over the life of the contract. Contract revenues invoiced in advance of revenues earned are recorded as deferred revenue. Telecommunications revenues are recognized when services are rendered in accordance with customer usage.

Inventories

         Inventories are stated at the lower of cost or market value, determined on a weighted average cost method.


Earnings Per Share

         Net income per common share information is computed on the weighted average number of common shares outstanding and dilutive common share equivalents from the exercise of employee share options using the treasury stock method. In the periods when the Company reports a net loss, employee share options are excluded from the calculation because their effect is anti-dilutive.

         The following table sets forth the computation of basic and diluted earnings per share as required by SFAS No. 128 (all amounts in thousands except per share amounts):


                                           Three Months Ended          Nine Months Ended
                                              September 30,              September 30,
                                        -----------------------      -----------------------

                                          1999           1998          1999           1998
                                        --------       --------      --------       --------

Net (loss) income                       $(16,442)      $ 27,840      $(35,057)      $ 32,775
                                        ========       ========      ========       ========

Weighted average common                   40,095         45,136        40,747         45,309
 shares outstanding
Common share equivalents
 resulting from stock options               --              208          --              220
                                        --------       --------      --------       --------

Total common shares and
  common equivalents for
  calculation of net (loss) income
  per share

Basic                                     40,095         45,136        40,747         45,309
                                        ========       ========      ========       ========
Diluted                                   40,095         45,344        40,747         45,529
                                        ========       ========      ========       ========

Net (loss) income per share:
Basic                                   $  (0.41)      $   0.62      $  (0.86)      $   0.72
                                        ========       ========      ========       ========
Diluted                                 $  (0.41)      $   0.61      $  (0.86)      $   0.72
                                        ========       ========      ========       ========


2        SPECIAL CHARGE

         During the third quarter of 1999 the company incurred special charges of $1.2 million. The charges relate to the cost of acquiring the Token Ring business of Olicom A/S. The charges consisted of legal fees, financing charges and integration costs relating to the acquisition.

         Special charges incurred in the second quarter of 1999 related to the reorganisation of operating activities connected with the establishment of the Enterprise Networks Products Division (now Madge.connect). The charges consisted of costs relating to facilities of $3.0 million, leasehold costs relating to the buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998. Facilities and leasehold costs were expected to be realised through cash payments whereas fixed assets costs were expected to be non-cash transactions.

         In June 1999, after a regular review of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, the Company reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale that the Company did not incur.

3        COMPREHENSIVE INCOME (LOSS)

         Under SFAS No. 130, "Reporting Comprehensive Income," foreign currency translation adjustments are included in other comprehensive income (loss).


The following are the components of comprehensive income (loss):

                                               -------------------------      -------------------------
(Unaudited) (in thousands)                         Three Months Ended              Nine Months Ended
                                                      September 30                   September 30
                                               -------------------------      -------------------------
                                                  1999            1998           1999           1998
                                               ----------      ---------      ---------       ---------

Net (loss) income                               (16,442)         27,840        (35,057)         32,775

Foreign currency translation adjustments           (871)          1,143         (2,408)         (1,046)

                                                -------         -------        -------         -------
Other comprehensive (loss)  income                 (871)          1,143         (2,408)         (1,046)
                                                =======         =======        =======         =======
Total Comprehensive (loss) income               (17,313)         28,983        (37,465)         31,729
                                                =======         =======        =======         =======

The components of accumulated other comprehensive loss are as follows:

                                               September 30,   December 31,
                                                   1999           1998
                                               -------------   ------------

Cumulative translation adjustments                (7,528)        (5,120)
                                                  ------         ------
Total accumulated other comprehensive loss        (7,528)        (5,120)
                                                  ======         ======


Madge Networks N.V.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


GENERAL

         Madge Networks N.V. ("Madge or the Company") is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The Company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. Madge operates through two divisions, Madge.web and Madge.connect, which are expected to be separate legal structures by the end of this year. Madge.web provides global managed communications and electronic content delivery, with a focus on supporting the specialized applications of the financial services and media/publishing industries. Madge.connect is a leading global supplier of advanced Token Ring local area network and video networking solutions. The Company serves its international customer base through a global network of distributors and resellers for its products and markets its managed network services primarily directly to business customers.

         The Company reorganized its operational and internal reporting structure in 1999 into products and services segments. Madge.connect, formerly known as Enterprise Network Products Division, provides products, and Madge.web, formerly known as the Managed Network Services Division, provides services. Madge.connect was formed by the combination of the Company's former Token Ring solutions and video networking divisions. The divisions are headquartered at Wexham Springs, United Kingdom and have operations worldwide.

         In the fourth quarter of 1999 Madge.connect plans to create two separate groups, one focusing on enterprise products (Token Ring and ISDN) and the other on new internet access products. The sales and marketing and research and development functions within Madge.connect will also be re-organized along these lines and costs will be reduced by reducing the headcount in Madge.connect by approximately 20% over the next two quarters. The Company is expecting to incur a special charge in the fourth quarter in relation to this restructuring.

         During the third quarter of 1999 the Company incurred special charges of $1.2 million in connection with the acquisition of the Token Ring business of Olicom A/S. The charges consisted of legal fees, financing charges and integration costs relating to the acquisition.

         Special charges incurred in the second quarter of 1999 related to the reorganization of operating activities connected with the establishment of the Enterprise Network Products Division (now Madge.connect). The charges consisted of costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Facilities and leasehold costs are expected to be realized through cash payments whereas fixed assets costs are expected to be non-cash transactions. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998.

         In June 1999, after regular review of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, the Company reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale that the Company did not incur.

         The results of Lannet, the Company's Ethernet business, are consolidated in the Company's financial statements up to the time it was sold in August 1998. To the extent that results for periods prior to September 30, 1998 include Lannet's results, the results will not be comparable to results for later periods. Results presented in the discussion below for the Company's "continuing" operations exclude Lannet, while "total" results include Lannet for periods prior to the date of sale.

The Company's operating results have in the past and may in the future be affected by various risk factors, many of which are beyond the Company's control. Certain of the statements included in this Report on Form 6-K which express the Company's "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, and statements regarding the expected date that Madge.web and Madge.connect will be separate legal structures, the acceleration of development of the Madge.web division, the size of and potential growth or decline in markets for the Company's products and services, the Company's expected gross profit and expense levels, expectations regarding future special charges and other accounting treatments, future growth, realization of economies of scale in the Madge.web division, future Madge.web sale levels, sources of Madge.web funding, the plans to create separate Madge.connect research and development and sales and marketing groups, saving costs in Madge.connect by the restructuring referred to above, reductions in headcount by March 2000 and accounting therefor, the adequacy of the Company's financial resources, additional sources of funding, concluding other sources of financing in the next six months, the anticipated outcome of litigation involving the Company, the Company's plans to continue investing in core technologies and new products and services, the Company's Common Share repurchase program, the date that the Company expects its systems to be fully Year 2000 compliant, as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to under the caption "Risk Factors" herein and in the Company's Annual Report on Form 20-F for the year ended December 31, 1998 and elsewhere herein and therein. Actual results, actions or events could differ materially. Risks include, among other factors, inability to obtain additional financing, management of change, retention of key individuals, competition, quarterly fluctuations, changes in general economic conditions, market conditions and volatility of the Company's shares, rapid or unexpected changes in technologies, dependence on suppliers for Year 2000 compliance, the challenge of managing expenses to changing revenue and changed priorities and resource allocation resulting from these and other factors. The Company believes that future operating results will depend on, among other factors, demand for its products and services, the Company's ability to identify and develop new business opportunities and to differentiate its products and services from those of its competitors.

ACQUISITION OF OLICOM A/S TOKEN RING BUSINESS

         On August 31, 1999 Madge completed an agreement with Olicom A/S under which Madge purchased the intellectual property and the rights to manufacture, sell and develop all of Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and Madge hired 55 Olicom employees. The purchase price for the acquisition was $21.5 million, which included an initial payment of $13.0 million and an amount of $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of Madge Token Ring revenues. In addition, Madge is committed to a further payment of $2.0 million, which has been placed in escrow and is to be released upon Olicom fulfilling certain technical support milestones. Madge is also committed to purchase certain Olicom Token Ring inventory in the quarters following the sale. The agreement resulted in goodwill and other intangibles of $21.3 million, which is being amortized over a three year period.


ACQUISITION OF GAINS

         On February 5, 1999 the Company acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively "Gains"). Gains is an international carrier supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balances of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million, which is being amortized over 20 years.

RESULTS OF OPERATIONS

Net Sales

         Net sales from continuing operations, which consist of Madge.connect and Madge.web sales, were $42.2 million in the three months ended September 30, 1999, a decrease of 30%, compared to $60.1 million for the same period in 1998. Net sales from continuing operations were $144.3 for the nine months ended September 30, 1999, a decrease of 24%, compared to $189.0 million for the same period in 1998. The decrease in continuing net sales was primarily in the United States where sales were $11.0 million for the third quarter of 1999, a decline of 55%, compared to $24.6 million for the same period in 1998. The decline in net sales in the first nine months of 1999 compared to 1998 was primarily a result of reduced demand for the Company's networking products, which the Company believes was attributable in the third quarter of 1999 to Year 2000 buying patterns, customer and channel disruption and other impacts resulting from the Olicom acquisition. The Company also reduced channel inventories by $3.5 million during the three months ended September 30, 1999. Total net sales, including discontinued operations, were $70.2 million and $248.1 million for the three months and nine months ended September 30, 1998, respectively.

         Net sales from continuing operations in the Madge.connect division, which consist of Token Ring and video networking products, were $34.3 million for the three months ended September 30, 1999, a decline of 43% from $60.1 million for the same period in 1998. Sales of these products were $122.6 million in the nine months ended September 30, 1999, a decrease of 35% compared to $189.1 million in the same period of 1998. Sales of these products represented approximately 81% and 100% of the Company's continuing net sales in the three months ended September 30, 1999 and 1998, respectively. The Company's plans take into account that the market for its legacy Token Ring products (principally adapter cards) is declining. The Company is focused on gaining market share in this difficult market segment and the acquisition of the Olicom A/S Token Ring business is part of that strategy. The Company experienced a decline in Madge.connect sales in the third quarter of 1999, which it believes were affected by Year 2000 buying patterns that delayed customer purchases as well as transition issues associated with the Olicom acquisition, such as significant use of management time and both customer and channel disruption. The Company is uncertain of the effect these issues will have on sales of Madge.connect in the fourth quarter of 1999.

         Net sales of Madge.web, which includes Gains, were $7.9 million, or 19% of net sales, for the third quarter of 1999 compared to $8.9 million, or 17% of net sales for the second quarter of 1999, a decline of 11%. Excluding sales to the former parent and owner of Gains, sales for the division for the three months ended September 30, 1999 increased by 4% to $4.9 million. The division did not generate any revenues prior to the first quarter of 1999. The Company anticipates level sales for Madge.web for the last quarter of 1999. Madge.web revenues for the nine months ended September 30, 1999 were $21.7 million and the Company currently estimates revenues of approximately $29.0 million for the division for 1999.


Gross Profit

         Gross profit from continuing operations was $16.1 million, or 38% of net sales, for the three months ended September 30, 1999 compared to $31.5 million, or 52% of net sales, for the same period in 1998. Gross profit from continuing operations for the nine months ended September 30, 1999 was $60.4 million, or 42% of net sales, compared to $94.7 million, or 50% of net sales, for the same period in 1998. Gross profit for Madge.connect was 54% and 52% for the three months ended September 30, 1999 and 1998, respectively. The Madge.web gross profit for the three months ended September 30, 1999 was (32)% compared to 5% for the three months ended June 30, 1999 due to investment in the division for future growth. Economies of scale in relation to revenue have not yet been realised in Madge.web business and are reflected in the negative gross profit. The lower gross profit from continuing operations for the nine months ended September 30, 1999 compared to the same period in 1998 resulted primarily from competitive pricing pressures in Madge.connect and also the increased proportion of revenue derived from Madge.web. The Company believes that gross profit for Madge.connect will remain under pressure primarily because of continued price competition. Long-term gross margins in the Company's Madge.web division are expected to remain lower than margins achieved by the Madge.connect division, and in the near-term to remain substantially lower until expected economies of scale can be realized for Madge.web. Gross margins for total operations for the three and nine months ended September 30, 1998 were 52% and 50%, respectively.


Sales and Marketing

         Sales and marketing expenses for continuing operations were $18.3 million, or 43% of continuing net sales, for the three months ended September 30, 1999, an increase of 16%, compared to $15.8 million, or 26% of continuing net sales, for the same period of 1998. For the nine months ended September 30, 1999, sales and marketing expenses from continuing operations were $53.8 million, or 37% of continuing net sales, an increase of 15%, compared to $46.9 million, or 25% of continuing net sales, for the same period in 1998. The Company expects that its sales and marketing expenses will continue to be a significant percentage of net sales in the future, but should decline as a percentage of sales as Madge.web sales grow. Total sales and marketing expenses were $20.8 million and $64.3 million for the three and nine months ended September 30, 1998, representing 30% and 26% of total net sales, respectively. The increase in sales and marketing expenses for the three and nine months ended September 30, 1999 compared to the same periods in 1998 reflected increased sales and marketing operations associated with the launch and expansion of Madge.web and the acquisition of Gains.


Research and Development


         Research and development expenses for continuing operations were $8.0 million, or 19% of continuing net sales, for the three months ended September 30, 1999, a decrease of 5%, compared to $8.4 million, or 14% of continuing net sales, for the same period in 1998. For the nine months ended September 30, 1999, research and development expenses were $26.4 million or 18% of continuing net sales, compared to $26.8 million, or 14% of net continuing sales for the same period in 1998. The great majority of research and development expenses were incurred by Madge.connect. As discussed above, the strategy in Madge.connect is to reduce research and development headcount and to create two separate groups focussed on different products. As a result the Company expects that research and development expenditure will decline over the coming quarters. All of the Company's research and development costs have been expensed as incurred. Total research and development expenses were $12.0 million and $38.8 million for the three and nine months ended September 30 1998, representing 17% and 16% of total net sales, respectively.


General and Administrative


          General and administrative expenses from continuing operations were $5.3 million, or 13% of continuing net sales, for the three months ended September 30, 1999, a decline of 10%, compared to $5.9 million, or 10% of continuing net sales, for the same period in 1998. For the nine months ended September 30, 1999, general and administrative expenses increased to $15.5 million, or 11% of continuing net sales, compared to $13.7 million, or 7% of continuing net sales, for the same period in 1998. The increases in expenditures in 1999 compared to 1998 resulted from increased costs incurred as a result of the establishment of Madge.web and amortization of goodwill relating to the acquisition of Gains in February 1999. Total general and administrative expenses were $6.4 million and $17.8 million for the three and nine months ended September 30, 1998 representing 9% and 7% of total net sales, respectively. The anticipated reduction of headcount in Madge.connect will reduce general and administrative costs over the longer term; however there will be an associated charge with the reduction in headcount in the fourth quarter of 1999.

Earnings before interest, tax, depreciation and amortization

         Earnings before interest, tax, depreciation and amortization ("EBITDA") for the three months ended September 30, 1999 was a loss of $12.8 million or $0.32 per diluted share, compared to income of $30.1 million or $0.66 per diluted share for the three months ended September 30, 1998. For the nine months ended September 30, 1999 EBITDA was a loss of $26.2 million or $0.64 per diluted share, compared to income of $44.1 million or $0.97 per diluted share for the nine months ended September 30, 1998.


Income Tax

         The Company recorded a provision for income taxes of $0.1 million in the three months ended September 30 1999. Although on a consolidated basis the Company was in a net loss position, certain of its entities had net income for the period.


Liquidity and Capital Resources

         The Company is currently satisfying its liquidity and capital resource requirements through available cash, cash equivalents and bank financing facilities. At September 30, 1999 the Company had cash and cash equivalents of $47.3 million. An additional $10.5 million of cash is restricted and held in escrow in relation to the Olicom A/S agreement. The payment of $2.0 million from the escrow account to Olicom is contingent upon attainment by Olicom of technical support milestones and the remaining $8.5 million is a minimum payment due on future Token Ring sales. During the three months ended September 30, 1999 two Madge.connect UK entities entered into a two-year invoice discounting arrangement for up to $30.0 million, secured by accounts receivable generated by European and US Madge.connect sales and on all the other assets of the Madge.connect UK entities. This facility expires in September 2001. The availability of financing under this facility depends upon the value and age of accounts receivable in the Madge.connect UK sales entity and completion of certain documentation with regard to US accounts receivables. There were borrowings of $10.2 million against this line as at September 30, 1999. The Company and its subsidiaries also finance working capital in part through a $3.5 million facility that allows borrowing up to an equal compensated cash balance, of which $0.7 million was outstanding on September 30, 1999.

          Net cash used in operating activities for the nine months ended September 30, 1999 amounted to $22.0 million. The net cash outflow was attributable to the net loss for the period and the increase in restricted cash, offset by depreciation and amortization expense and a decrease in working capital. The net decrease in working capital was due to movements in accounts payable and inventories, due to balances associated with the acquisition of Olicom A/S and reduced Token Ring sales, respectively. All movements in operating cash flows exclude balances associated with the acquisition of Gains.

         Net cash outflow from investing activities for the nine months ended September 30, 1999 were $72.9 million. This consisted of approximately $37.7 million relating to the purchase of Gains in February 1999 and $12.3 million relating to the purchase price for the acquisition of Olicom's Token Ring business, which includes amounts placed in escrow relating to future minimum guaranteed payments and to assumed warranty liabilities in respect of existing Olicom products. Additions to property and equipment totaled $22.9 million. Purchases of property and equipment were primarily for the build-out of the Madge.web infrastructure. Net cash outflow from financing activities for the nine months ended September 30, 1999 represented expenditures for the repurchase of Common Shares through the Company's Common Share repurchase program of $3.5 million offset by inflows from new leases relating to assets sold under sale and leaseback transactions. As discussed above, an invoice discounting arrangement resulted in a net cash inflow of $10.2 million, which is reflected in proceeds from short-term loans.

         The Company was not active in its Common Share repurchase program during the third quarter. The amount of shares purchased and the timing of future purchases, if any, will be based on a number of factors, including the market price of the Common Shares, general market conditions and other factors that the Company's management deems appropriate. The purpose of the repurchase program is to take advantage of what the Company considers to be an attractive valuation of its Common Shares in the financial marketplace and to reserve shares for issuance under the Company's share option and employee stock purchase plans.

         Although spending levels are influenced by many factors, the Company believes that current resources, combined with available sources of liquidity and capital will be sufficient to meet the Company's operational requirements and currently projected capital expenditures through mid-2000. During the third quarter of 1999 the Company announced plans to invest approximately $85 million in its Madge.web division over the next two years. The Company plans to fund this investment primarily through lease funding and other sources of financing and the Company is currently exploring the options available to meet these investment plans. The Company is also actively considering other sources of financing, which it anticipates concluding in the next six months. There can be no assurance at this time that its currently projected requirements will be sufficient or that its requirements will remain the same given the fact its business is changing and Madge is actively reviewing business priorities, resource allocation and new business opportunities. There can also be no assurance that the Company will be able to raise additional funds for such investment or that the terms of any such funding will be acceptable to the Company. See also "Risk Factors -Risks Related to our Financial Condition and our Business."


Year 2000

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company believes that most of its products, services and internal systems are Year 2000 compliant, the Company has identified internal information technology and non-information technology systems that are not, and is working with the suppliers of these systems and products to upgrade or replace equipment and/or software to correct potential problems. The Company believes that this process is nearly complete. The Company has made significant progress towards ensuring its essential systems are Year 2000 compliant, but has a small number of areas where continuing work is necessary, the bulk of which it expects to complete by the end of the fourth quarter of 1999. The Company is dependent in large part on suppliers of its software and systems to achieve this goal. As of the date of this filing the Company has a number of application patches to be installed, systems to be upgraded, contingency plans to be checked and other actions to be taken. In some cases, the Company may choose not to invest in equipment rental or take other actions where the cost exceeds the perceived benefit (e.g., rental of back-up generators may be prohibitively expensive). While the Company believes it has addressed the Year 2000 risk appropriately, key risks remain if contingency plans, upgrades or other actions are not completed satisfactorily, or if management's estimation of risk proves to be incorrect.

         The Company has issued questionnaires to its suppliers and is questioning its significant suppliers (e.g. the supplier of its main internal software package, the third party manufacturer of its Token Ring products and the suppliers of bandwidth to support the Company's provision of Madge.web services) further to assess whether they may suffer any problems as a result of Year 2000 issues that could affect the Company. The Company believes that this process is almost complete, however the Company will be continuing to question suppliers up to and beyond the December 31, 1999 and it is possible that issues could arise which have not yet been identified.

         In August 1999, Madge purchased substantially all of the Token Ring business of Olicom A/S and has received warranties from Olicom A/S in respect of Year 2000 capabilities of Olicom products. While the Company has not independently verified these warranties, the Company is questioning significant suppliers of the new Madge products to assess whether they may suffer any problems as a result of Year 2000 issues.

         Through September 30, 1999, the Company incurred expenses to address Year 2000 issues of approximately $1.6 million, representing 15% of the Company's current information systems budget, related to acquiring or updating internal systems, products, services, facilities and supplier issues. Planned expense associated with actions yet to be taken is now estimated at $0.1 million. Many of the upgrades needed for Year 2000 compliance have been achieved in the course of upgrades made for other reasons. There is no assurance, however, that expenditures beyond those budgeted may not be required.

         The Company is still assessing possible impacts of Year 2000 issues, and worst-case scenarios for the Company could include material difficulties in obtaining finished products from the Company's contract manufacturers, material difficulties processing orders for the Company's products, material difficulties with management information systems relied upon by the Company which might affect collections, management decisions and financial reporting. The Company experienced a decline in sales in the third quarter of 1999, which the Company believes may have resulted in part from customers' focus on Year 2000 issues. The Company believes that the purchasing patterns of customers and potential customers may be further affected by Year 2000 issues as companies experience Year 2000 problems and expend significant resources to overcome or address them. Expenditures by customers to address Year 2000 issues may result in reduced funds available to purchase products such as those offered by the Company and reduced attention to acquiring networking products, which could result in a material adverse effect on the Company's business, operating results and financial position. There can be no assurance that Year 2000 issues will not result in disruption to the Company's business resulting from customers' third party suppliers' and/or service providers' business disruption, will not result in additional risks to the Company's product supply, services and internal systems, or will not result in claims from external users of the Company's products or services, all of which could result in a material adverse effect on the Company's business, operating results and financial position.



LEGAL PROCEEDINGS

         In August 1996, a class action lawsuit was filed in the United States District Court for the Northern District of California, San Jose Division, naming the Company and certain of its executive officers as defendants. The complaint alleged that the defendants misrepresented or failed to disclose material facts about the Company's operations, anticipated financial results and the anticipated success of the Company's products, in violation of the U.S. federal securities laws. The suit was brought by two individuals, purportedly as representatives of a class of purchasers of the Company's stock during the period from October 12, 1995 to June 13, 1996. On June 6, 1997, the Court dismissed plaintiffs' entire complaint without prejudice. On August 6, 1997, the plaintiffs filed a new amended complaint. On January 9, 1998, the Court dismissed that complaint without prejudice. On February 6, 1998, the plaintiffs filed another amended complaint. On April 3, 1998, the Company and the individual defendants moved to dismiss that complaint. A hearing on that motion was held on July 17, 1998. The Court has not yet ruled on the motion. On December 8, 1999 the plaintiffs moved for leave to file an amended complaint, and the Company intends to oppose that motion at the appropriate time. The Company believes the allegations in the complaints to be without merit and intends to continue to defend the amended complaint vigorously.

         In addition, from time to time, the Company and its subsidiaries are involved in disputes relating to claims arising out of its operations in the normal course of business. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and level of service claims. As of the date of this report, the Company is not a party to any legal proceedings the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on the Company's financial position. If a class action litigation described above were to be decided adversely to the Company, the Company's results of operations and financial position could be adversely affected. See also "Description of Business - Risk Factors - Intellectual Property and Proprietary Rights" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission.

RISK FACTORS

         From time to time, in connection with the United States Private Securities Litigation Reform Act of 1995, reference may be made to risks addressed in the Company's public filings with the Securities and Exchange Commission. Please refer to the discussion herein and in the Company's Annual Report on Form 20-F for the year ended December 31, 1998, filed with the Securities and Exchange Commission, for factors which should be considered carefully by persons investing in the Company's securities.



         RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

We have had difficulty managing our changing operations and acquisitions, which has harmed and may continue to harm our business.

         We acquired several businesses over the last four years, including Lannet Data Communications, Ltd. in November 1995, Teleos Communications, Inc. in February 1996, Gains International in February 1999 and the Token Ring business of Olicom A/S in August 1999. These companies previously operated independently, and we have had difficulty integrating their operations into our own. For example, as previously warned, we experienced problems with channel integration of Lannet's products. Although we sold Lannet to Lucent Technologies in August 1998, we may experience integration problems with regard to the remaining entities, which may be similar to those experienced in the past or possibly new problems. Because of these acquisitions and changes in our operations, we have continued to reallocate resources from our pre-acquisition products to our newer offerings. These reallocations could decrease our revenue. The continuing challenge of managing our current products and operations may lead us to further readjust our business priorities and resource allocation. Such adjustments could harm our business.

         Madge reorganized its operational and internal reporting structure in 1999 into products and services segments. We now operate through two divisions, Madge.web and Madge.connect, which are expected to be separate legal structures by the end of this year. Madge.web provides global managed communications and electronic content delivery with a focus on supporting the specialized applications of the financial services and media/publishing industries. Madge.connect is a global supplier of our traditional Token Ring local area network and video networking solutions. This corporate structure, which includes our recent acquisition of Gains, is untested and our Madge.web market largely unproven. If we are unsuccessful in establishing these separate legal entity divisions and developing their businesses, our operations will be further strained.

         The restructuring of the Company's business and sale of Lannet resulted in a net reduction in headcount of approximately two-thirds between July 1997 and September 1998. Previous centers of business, including San Jose, California, Tokyo and Hong Kong, were substantially downsized or closed. These events have adversely affected and are expected to continue to adversely affect our business. The challenge of managing expenses to changing sources of revenue may lead us to adjust further our business priorities and resource allocation.

         As a result of the acquisitions described above and ongoing restructuring and downsizing, our existing and new management personnel have had increased responsibilities, which has strained and may continue to strain operational, management, financial and other resources and weaken our ability to retain employees. Due to the level of technical and management expertise necessary to support growth and success, Madge must recruit and retain highly qualified and well-trained personnel. There may be only a limited number of persons with requisite skills to serve in these positions, and it may become increasingly difficult for us to hire or retain such personnel over time. In addition, there can be no assurance that we will successfully integrate new acquisitions into its operations.

We will need additional funds to support our growth.

         Although spending levels are influenced by many factors, Madge believes that current resources, combined with available sources of liquidity and capital will be sufficient to meet our anticipated needs for working capital and capital expenditure through mid-2000. During the third quarter of 1999, we announced plans to invest approximately $85 million in Madge.web over the next two years. We plan to fund this investment primarily through lease funding and other sources of financing and we are currently exploring the options available to meet these investment plans. There can be no assurance at this time that our currently projected requirements will be sufficient or that our requirements will remain the same given the fact our business is changing and we actively review business priorities, resource allocation and new business opportunities. We did not generate cash from operations in the nine months ended September 30, 1999. We will need to generate additional cash flow from operations to meet our anticipated needs for working capital and capital expenditures, or will need to raise additional capital within the next six months. If during such period, or thereafter, we are not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on acceptable terms, these failures could have a material adverse effect on Madge's business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities of the parent company or any subsidiary, the percentage ownership of our stockholders may be reduced.


Our revenue, expenses, liquidity and operating results are subject to significant fluctuation, which could contribute to disparate quarterly results.

         We have experienced quarterly fluctuations in operating results and anticipate that these fluctuations will continue. Various factors contribute to this uncertainty, including:

o economic conditions specific to the personal computer and computer networking industries, including the impact that Year 2000 issues may have on the purchase and installment of computer and computer networking equipment,

o    general economic conditions,

o    the pattern of end-user purchasing cycles,

o    the introduction of new products by us and our competitors,

o    the timing of operating expenditures,

o    the size and timing of customer orders,

o    the mix of products sold, and

o    the mix of distribution channels through which our products are sold.

         We also believe that, in our industry, net sales in the first quarter of each year are typically weak, and that pattern may be exacerbated as a result of Year 2000 issues. We operate with little backlog and our net sales are dependent on orders booked and shipped in that quarter. Additionally, a significant portion of our operating expenses is fixed expenditures, based primarily on sales forecasts determined months or years in advance. If net sales do not meet our expectations in any period, our operating results will be adversely affected. Moreover, restructuring expenses has strained and may continue to strain our cash resources. In the year ended December 31, 1996 and the nine months ended September 30, 1999 we did not generate cash from operations. If actual expenditures exceed estimates or if the timing of the charges changes, we will expense additional amounts in future quarters. Any one or combination of these factors and our failure to adequately anticipate their effect could contribute to wide period-to-period fluctuations and could materially and adversely affect our business.

We continue to be dependent upon revenue generated by our token ring business.

         Our revenue has largely been derived from the sale and licensing of Token Ring products and technology. We derived approximately 65%, 65% and 72% of our net sales from our Token Ring products for the years ended December 31, 1996, 1997 and 1998, respectively. Further, in part as a result of the sale of Lannet in August 1998, our Token Ring products accounted for 81% of our net sales for the nine months ended September 30, 1999. Thus, we depend upon the continued market acceptance of Token Ring and related technologies. But our total sales of Token Ring adapter cards have declined over for the last two years and we believe they could continue to decline. If the Token Ring market remains static, or declines further, our net sales and profitability could further decrease unless the Company is successful in its strategy of building market share.

We rely on third-party suppliers of Internet capacity, the interruption or loss of which would harm our Madge.web operations.

         Madge.web leases transmission capacity from many suppliers, both to link customers to our network and for other transmissions. We could experience delays or interruptions in transmission capacity from these suppliers. Additionally, we may be unable to obtain such services within the requisite time periods or at a reasonable cost. We may also be unable to purchase international capacity where it is economically and legally feasible. Any failure to obtain transmission capacity in a particular jurisdiction or any interruption of local access could disrupt our service.

Loss or modification of our relationships with third-party distributors and resellers would harm our operations and sales.

         A majority of our sales are fulfilled and distributed worldwide through a network of distributors, large system integrators, value-added resellers and original equipment manufacturers. Our indirect distribution channels vary by division and from country to country. In the United States, the distribution channels include major national distributors, such as Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our products through a combination of locally based distributors and resellers, as well as directly to end-users. We generally do not have long-term contracts with these distributors and resellers. The Company must now also depend on distributors of the former Olicom product line, many of which do not have an established relationship with the Company. The loss of a distributor or reseller in a particular region could impair our operations in that region. Any resulting declines in sales could decrease revenue. Until alternative distribution channels could be established, if at all, our business would suffer.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development and result in the loss of customers.

         Networking products frequently contain undetected software and hardware defects when first introduced or as new versions are released. Our products are complex and defects may occasionally be found. In addition, our products are often embedded in or deployed in conjunction with our customers' products, which incorporate a variety of components produced by third parties. We may on occasion sell products which are manufactured by others and for which Madge lacks resources and familiarity to trouble-shoot and service effectively. As a result, when problems occur, it may be difficult to identify the source of the problem. If problems are found, we may divert resources to address the problem and may incur significant damages or warranty and repair costs. We may divert the attention our engineering personnel from product development and we could face significant customer relation problems or the loss of customers. These problems may then adversely impact our business.

Returns or warranty costs in excess of our budgeted amounts could harm our revenues.

         The terms of our reseller and distributor relationships subject us to certain risks. we grant limited rights to exchange unsold products for new purchases. Although we allow for projected returns, these allowances may not be sufficient to offset product returns in the future. In addition, we provide price protection to our distributors. a significant decrease in the price of our products, which exceeds the amounts that we have reserved, could have an adverse effect on our operating results. Moreover, although we believe that our reserves are adequate to cover future warranty costs, the warranty reserves may not cover actual costs. if any one of these allowances is inadequate, our revenue could decrease.

The loss of the services of our management and other key employees could harm our results of operations and inhibit growth.

         Our success depends on the contributions of Robert H. Madge, our principal founder and chief executive officer. The loss of Mr. Madge's services could harm our results of operations and competitive position. We also depend upon a limited number of members of senior management and other key employees. The loss of the services of key personnel following our 1997 and 1998 restructuring has compromised and could continue to compromise the efficiency of our operations. We may also lose key personnel as a result of the Madge.connect restructuring mentioned in "Management's Discussion and Analysis - General" which may have an adverse impact upon our business. In addition, our acquisitions since 1995 and subsequent restructuring strained and may continue to strain operational, financial and other resources and may weaken our ability to attract and retain employees. Due to the level of technical and management expertise necessary to our industry, we must recruit and retain highly qualified and well-trained personnel. Competition for these employees is intense. If we cannot attract and retain qualified personnel, our business and prospects will suffer.

If we fail to establish or maintain relationships with parties that agree to resell our products on an original equipment manufacturer basis, our revenue will decrease.

         We anticipate that a significant portion of our future revenue will be derived from sales to customers that integrate our products into their own or resell our products under their own brand names. Therefore, our revenue will be increasingly dependent upon the ability and willingness of these original equipment manufacturers to promote products that incorporate our products and technology. Their ability and willingness to do so is based upon a number of factors, such as

o our timely development of new products with increased reliability, functionality, speed and performance at acceptable prices to end users,

o    the compatibility of our technology with emerging industry standards,

o    general industry competition, and

o    overall economic conditions.

         Many of these factors are beyond our control. Additionally, these customers may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating our technology. Sales by these customers also could compete with our products, possibly hurting our sales, reducing our margins and adversely affecting the marketability of our products. Our inability to promote sales through these manufacturers could decrease our revenue.

         The Company may also enter into agreements to obtain products from another manufacturer or manufacturers for resale on a Madge-labeled or OEM basis, such as the Company's agreement with Intel. The Company will be dependent in any such arrangement upon the manufacturer of products to provide the Company with timely shipments at a cost-effective basis, and may also depend upon its OEM supplier for technology, intellectual property indemnification, support and other assistance. There is no guarantee that an OEM supplier can or will continue to provide such things on a cost-effective basis.

We depend upon our international operations, which subject us to currency exchange rate fluctuations.

         We derived approximately $300.2 million, $252.6 million, $199.7 million and $110.8 million, or 62%, 66%, 66% and 77% of our net sales from operations outside of the Americas in the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1999, respectively. We expect that international sales will continue to represent a majority of our revenue. A significant portion of this international business is conducted in currencies other than the U.S. dollar. As a result, we are subject to currency exchange rate fluctuations and the associated difficulty of administering business globally. Fluctuations in the value of foreign currencies cause revenue or other numbers tied to the U.S. dollar to change in comparison with similar numbers in previous periods. Due to the number of currencies involved, the constantly changing currency exposures, and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. These exchange rate fluctuations could distort the results of our operations.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Madge Networks N.V.


                                 By:     /s/ ROBERT MADGE
                                         Robert H. Madge
                                         Managing Director



         Date: December 16, 1999






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                                  EXHIBIT INDEX


                                                                            Page
                                                                            ----
Exhibit A                  Third Quarter Press Release                       24




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